

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2013

Via E-mail
Johnie Yawn
President
HealthTalk Live, Inc.
1955 Baring Boulevard
Sparks, NV 89434

      Re: HealthTalk Live, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              Filed October 9, 2013
              File No. 333-189735

Dear Mr. Yawn:

      We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comment refer to our letter dated October 8, 2013.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Financial Statements

1.   You state in your response to prior comment 1 that you revised your statement of operations and statement of cash flows for the period from inception on April 1, 2011 to March 31, 2013 to be labeled as restated. However, our comment was addressing whether or not such statements for the period from inception on April 1, 2011 to March 31, 2013 were audited. If this information was audited, please have your independent auditor revise its report to include this period. Otherwise, please label this information as unaudited.

       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: <u>Via E-mail</u>
       Michael Williams, Esq.